U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I. REGISTRANT INFORMATION.

SG Blocks, Inc.

Full Name of Registrant

Former Name if Applicable

17 State Street, 19th Floor

Address of Principal Executive Office (Street and Number)

New York, NY 10004

City, State and Zip Code

PART II. RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Company seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒          (a)          The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒          (b)          The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐          (c)          The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

The Company is unable to file its Quarterly Report on Form 10-Q for its quarter ended September 30, 2020 by the prescribed date without unreasonable effort or expense because the Company was unable to complete certain information required in order to permit the Company to file a timely and accurate report. The Company believes that the Quarterly Report will be completed and filed within the five day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Gerald Sheeran (646) 240-4225

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes                                           ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

☒  Yes                                           ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects revenue for the three months ended September 30, 2020 to be approximately $575,000 as compared to revenue of $184,526 for the three months ended September 30, 2019 and revenue for the nine months ended September 30, 2020 to be approximately $1,400,000 as compared to revenue of $2,647,558 for the nine months ended September 30, 2019.

The Company expects gross profit for the three months ended September 30, 2020 to be approximately $190,000 as compared to a gross loss of $(182,257) for the three months ended September 30, 2019 and gross profit for the nine months ended September 30, 2020 to be approximately $610,000 as compared to gross profit of $629,166 for the nine months ended September 30, 2019.

The Company expects net loss for the three months ended September 30, 2020 to be approximately $(1,478,000) as compared to a net loss of $(1,325,469) for the three months ended September 30, 2019 and net loss for the nine months ended September 30, 2020 to be approximately $(3,064,000) as compared to net loss of $(2,787,913) for the nine months ended September 30, 2019.

SG Blocks, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

SG BLOCKS, INC.

Dated: November 17, 2020	By:	/s/ Gerald A. Sheeran
Gerald A. Sheeran
Acting Chief Executive Officer

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